FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For October 23, 2002.

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x

Form 40-F

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________

No___________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                       Gentry Resources, Ltd.

                                                                                                                                (Registrant)

Date

November 26, 2002

                                                By:_s/ Christine Penner__

                                                Name:  Christine Penner

                                                Title:  Corporate Administrator


2500, 101 - 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

 Gentry Announces Continued Drilling Success at Princess & Sedalia

Objection to Proposed Gas Plant at Princess Withdrawn

Calgary, Alberta, October 23, 2002 – Gentry Resources Ltd. ("Gentry") is pleased to announce that the mid-stream company that had objected to the Company's proposed gas plant at Princess has withdrawn their objection. Gentry will now revert to its original plan of building a gas plant in this core area and will work with the Energy and Utilities Board to obtain the necessary approvals. An announcement regarding a revised Princess "gas onstream" date will be made shortly.

Two successful Pekisko oil wells, drilled in late summer, will be tied into a partner oil battery in early November.  The Company is pleased to announce that it has successfully drilled and cased two additional Pekisko oil wells in the Princess area.  Both of these wells are currently awaiting completion. Several more wells are planned at Princess prior to year-end.  The high productivity of these wells will serve to materially increase the Company’s production volumes.  Gentry maintains a 50% working interest in these wells.

At Sedalia, in west-central Alberta, the Company has drilled and cased one well as a Cretaceous gas well (100% working interest) and another well as a possible Cretaceous gas well (net 50% working interest). The tie-in for these wells is approximately 100 meters and Gentry expects to bring this gas onstream prior to month-end.

The Company continues to aggressively ramp up production, with current volumes at 2020 boe/d.  With new production coming onstream shortly, Gentry expects to exit 2002 at production rates in excess of 2,300 boe/d.  Further production increases are anticipated for the first quarter of 2003, due to further well tie-ins.  Crude oil and liquids comprise 52% of Gentry’s volumes, while natural gas makes up the remaining 48%.

Gentry currently trades on the Toronto Stock Exchange under the symbol "GNY" and has 21,906,863 common shares issued and outstanding.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

                (403) 264-6161

R. Gordon McKay, Chief Operating Officer

                (403) 264-6161

Roger Fullerton, Manager, Investor Relations                                (952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY